Exhibit 12.1

Computation of Ratio of Earnings to Fixed charges

(In thousands)

The ratio of earnings to fixed charges for each of the periods indicated are set forth in the following table.

	Years Ended December 31,					Three Months Ended March 31,
	2012	2011	2010	2009	2008	2013	2012
Earnings (loss) before income taxes	$111,591	$70,920	$76,196	$275,685	$15,337	$(15,557)	$15,920
Add: Fixed charges	53,974	55,706	27,382	20,248	17,648	12,914	13,789
Subtract: Capitalized interest	(12,570)	(3,705)	(480)	—	—	—	(2,083)

Earnings available for fixed charges	$152,995	$122,921	$103,098	$295,933	$32,985	(2,643)	27,626

Fixed charges:
Interest expense	$33,796	$44,809	$22,571	$15,505	$13,147	$10,982	$9,728
Capitalized interest	12,570	3,705	480	—	—	—	2,083
Rental expense factor [1]	7,608	7,192	4,331	4,743	4,501	1,932	1,978

Total fixed charges	$53,974	$55,706	$27,382	$20,248	$17,648	$12,914	$13,789

Ratio of earnings to fixed charges	2.8	2.2	3.8	14.6	1.9	—	2.0
Coverage deficiency	—	—	—	—	—	$15,557	—

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and the rental expense factor discussed above.